Agora Holdings, Inc.

September 23, 2016

Via SEC Edgar Submission
Larry Spirgel, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:          Agora Holdings, Inc.
Form 10-12G
Initial Form Filed: August 29, 2016
File No. 000-55686

Ladies and Gentlemen;

           In connection with the filing our amended Form 10 Registration Statement, we represent the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Agora Holdings, Inc.

/s/ Ruben Yakubov
Ruben Yakubov
President